SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	M3Sixty Manager of Managers Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	4520 Main Street, Suite 1425
Kansas City, MO 64111

TELEPHONE NUMBER:    (888) 263-5593

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes              /   / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Kansas City, State of Missouri, on this 20th day of August, 2015.

ATTEST:	M3Sixty Manager of Managers Trust

/s/ Matthew A. Swendiman	/s/ Randall K. Linscott
By: Matthew A. Swendiman, Trust Counsel	By: Randall K. Linscott, Trustee